FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of November 21, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |    |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   |    |        No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 17, 2006 regarding Pixelplus’ announcements on MagnaChip

Exhibit 99.1

Pixelplus Issues Announcements on MagnaChip

Press Release

SEOUL, South Korea, November 17, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, announced today that MagnaChip Semiconductor (“MagnaChip”) filed three additional patent infringement claims in Seoul Central District Court (“Seoul Court”), and also separately filed an appeal with the Intellectual Property Tribunal of the Korea Intellectual Property Office (“KIPO”) on one specific item (out of a total of thirteen separate items) on the photo diode patent, which was effectively cancelled and invalided by KIPO. MagnaChip, however, did not file an appeal with KIPO on any of the thirteen separate items on the sensor patent.

In September 2006, Pixelplus announced that it obtained a positive and commendatory ruling from KIPO granting the Company’s request to effectively cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip, which were most likely considered their strongest and most compelling claims to date. From that development, in October 2006, MagnaChip’s claims on the photo diode and sensor patents were completely withdrawn from their complaint in the Seoul Court.

Similar to the claims on the photo diode and sensor patents, the Company believes that MagnaChip’s three additional claims in the Seoul Court are groundless and without merit. Separately, the Company views MagnaChip’s appeal filed with KIPO on one specific item (out of a total of thirteen separate items) pertaining to the photo diode patent to be meritless and without grounds. In moving forward, the Company remains highly confident and will continue to execute all necessary and proper actions to aggressively and vigorously oppose MagnaChip’s remaining claims.

Pixelplus will issue further announcements as and when there are new material developments in this case.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”

“believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London – Christina Ungureanu at +44 (0)20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

November 21, 2006